VIA EDGAR
Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DiamondRock Hospitality Company
Form 10-K for fiscal year ended December 31, 2008, filed February 27, 2009
Form 10-Q for the fiscal quarter ended September 11, 2009, filed October 20, 2009
Schedule 14A, filed March 3, 2009
File No. 1-32514
Dear Mr. Woody:
This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), the Company’s Form 10-Q for the fiscal quarter ended September 11, 2009 (the “Form 10-Q”) and the Schedule 14A, filed March 3, 2009 (the “Schedule 14A”) as set forth in your letter, dated November 30, 2009 (the “Comment Letter”), to Mr. Sean M. Mahoney, Executive Vice President and Chief Financial Officer of the Company.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Signatures, page 70
1.	Please tell us whether Sean M. Mahoney is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.
Response:
The Board of Directors of the Company appointed Mr. Sean M. Mahoney as our principal accounting officer in 2004 and has re-appointed him every year thereafter. We will correct his signature block for future filings in accordance with General Instruction D(2) of Form 10-K.

Securities and Exchange Commission

Exhibit Index, page 72
2.	We note that exhibits 10.1 and 10.10 omit schedules and exhibits to the contracts. Item 601 (b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next periodic report or tell us why you believe this information is no longer material to investors. Please note that this comment also applies to exhibits 10.1 and 10.2 to your Form 10-Q for the fiscal quarter ended September 11, 2009, which omit schedules and exhibits to the contracts.
Response:
We will file exhibits 10.1 and 10.10 to the Form 10-K in their entirety, with all schedules and exhibits attached, in our Form 10-Q/A for the fiscal quarter ended March 27, 2009. We will file exhibit 10.1 to the Form 10-Q in its entirety, with all schedules and exhibits attached, in our Form 10-Q/A for the fiscal quarter ended June 19, 2009 and will file exhibit 10.2 to the Form 10-Q in its entirety, with all schedules and exhibits attached, in our Form 10-Q/A for the fiscal quarter ended September 11, 2009.
Schedule 14A — Definitive Proxy Statement
Compensation Discussion and Analysis, page 13
3.	We note that you target your executive compensation at the median of total compensation paid to those of your peer group, but that “actual compensation may be higher or lower than [y]our target compensation.” For each component of your total compensation (i.e., base salary, cash incentive compensation and equity grants), please clarify where actual payments fell within the targeted parameter. For example, in your discussion of base salary awards, please clarify if the base salary awards made to your named executive officers were consistent with the median of your peer group. If awards fell below or above the median, please explain why. Your explanation should fully convey the subjective factors that the compensation committee took into account when determining base salary, such as assigned responsibilities, relevant levels of experiences and individual performance, and the effect that those factors had on the amount awarded. Please provide similar disclosure in future filings and tell us how you plan to comply.
Response:
We will seek to comply with the Staff’s comment in all future filings. In particular, we will add language similar to the following in our 2009 Schedule 14A. For purposes of this draft, we have used target 2009 compensation, but we will use actual 2009 compensation in the proxy statement. We will include these paragraphs under “Compensation Discussion and Analysis — Compensation Philosophy and Design,” which is currently located on pages 13 and 14 of the Schedule 14A:
Market-based Compensation Program
We target our total executive compensation at approximately the median of the total compensation paid to members of our competitive sets in order to retain and motivate our executive team; the actual compensation may be higher or lower than our target compensation. We set our compensation targets only after thoroughly studying compensation practices within our competitive sets. However, in setting our compensation targets our Compensation Committee uses its judgment in a number of respects. The committee sets compensation for the following year, but publicly disclosed data on the competitive sets either relates to the current year or the prior year, so the data needs to be adjusted to reflect known trends. In addition, because the number of firms in our competitive sets is relatively few in number, individual firms can distort averages. Accordingly, our Compensation Committee use judgment when we identify apparent anomalies in the data. Finally, we adjust base salaries to reflect our executives’ assigned responsibilities, relevant levels of experience and individual performance compared to other members of the competitive set.

Securities and Exchange Commission

Our primary competitive set is comprised of the five largest lodging-focused self-managed REITs: LaSalle Hotel Properties (NYSE: LHO), Strategic Hotels & Resorts, Inc. (NYSE: BEE), Sunstone Hotel Investors, Inc. (NYSE: SHO), Felcor Lodging Trust Incorporated (NYSE: FCH) and Ashford Hospitality Trust (NYSE: AHT). We exclude Host Hotels & Resorts, Inc. (NYSE: HST) from our competitive set as we are substantially smaller than Host Hotels & Resorts. We confirm that our compensation targets are in keeping with the overall market by evaluating our compensation against a secondary competitive set comprised of nine similarly-sized self-managed REITs which invest in a variety of assets, including offices, apartments and retail properties. In addition, for 2009 we used a special competitive set to evaluate the compensation of Mr. McCarten as only two companies in our primary and secondary competitive sets had executive chairpersons. A complete list of the various competitive sets is set forth below under the heading “Compensation Committee Procedures, Compensation Consultant and Input of Named Executive Officers on Compensation — Use of Competitive Set.”
As we target our total compensation at approximately the median of our competitive set and we seek to ensure that approximately half of the compensation paid to our senior executives is in the form of equity, our executives’ cash compensation may be targeted at a level below or above the median cash compensation paid to members of our primary competitive set. During our annual compensation review in December, we generally attempt to set the base salaries within the range of base salaries paid to members of our competitive sets and, whenever possible, we strive to pay base salaries at the median of competitive base salaries.
For 2009, our executives’ actual compensation compared to our competitive sets as follows:

Primary Set - Hotel REITs
		Base	Annual Cash		Total Direct
Executive	Benchmark	Salary	Incentive	Equity	Compensation
Mr. McCarten	Executive Chairman	ISD(1)	ISD	ISD	ISD
Mr. Brugger	CEO	3rd highest of 6	4th highest of 6	lowest of 6	lowest of 6
Mr. Williams	COO	2nd highest of 4	2nd highest of 4	3rd highest of 4	3rd highest of 4
Mr. Mahoney	CFO	5th highest of 6	lowest of 6	4th highest of 6	4th highest of 6
Mr. Schecter	General Counsel	3rd highest of 4	3rd highest of 4	2nd highest of 4	2nd highest of 4

Securities and Exchange Commission

Secondary Set - Other REITs
		Base	Annual Cash		Total Direct
Executive	Benchmark	Salary	Incentive	Equity	Compensation
Mr. McCarten	Executive Chairman	ISD	ISD	ISD	ISD
Mr. Brugger	CEO	3rd highest of 10	6th highest of 10	4th highest of 10	5th highest of 10
Mr. Williams	COO	Highest of 8	4th highest of 8	2nd highest of 8	2nd highest of 8
Mr. Mahoney	CFO	8th highest of 10	9th highest of 10	5th highest of 10	6th highest of 10
Mr. Schecter	General Counsel	3rd highest of 4	2nd highest of 4	2nd highest of 4	2nd highest of 4

Combined Sets (2)
		Base	Annual Cash		Total Direct
Executive	Benchmark	Salary	Incentive	Equity	Compensation
Mr. McCarten	Executive Chairman	Median	Median	Median — 75th Percentile	Median
Mr. Brugger	CEO	Median — 75th Percentile	25th Percentile — Median	Median	25th Percentile
Mr. Williams	COO	> 75th Percentile	Median	75th Percentile	75th Percentile
Mr. Mahoney	CFO	25th Percentile	< 25th Percentile	Median	25th Percentile
Mr. Schecter	General Counsel	25th Percentile	25th Percentile	Median	25th Percentile

(1)	“ISD” = Insufficient Data; i.e., less than 3 incumbents in set.

(2)	In order to increase the weighting of the primary competitive set (which only had five competitors versus the nine competitors of our secondary competitive set), our Compensation Committee had its independent compensation advisor calculate the 25th percentiles, medians and 75th percentiles of the two competitive sets and then average each of those statistics to use as the 25th percentile, median and 75th percentiles of the combined set. Mr. McCarten is compared to a special competitive set consisting of 11 REITs with executive chairpersons.
Mr. McCarten’s total compensation, and each of the major elements of his compensation, is approximately at the median of his competitive set. Our Compensation Committee believed that it was appropriate to pay Mr. McCarten at the median of his competitive set to appropriately reflect his several decades of executive experience. Additionally, since Mr. Brugger was a first-time chief executive officer, the Board requested that Mr. McCarten devote additional time in 2009 working with Mr. Brugger on strategic and other matters.
Mr. Brugger’s total compensation is the lowest among the primary competitive set, in the middle of the secondary competitive set and at the 25th percentile of the combined competitive set. Mr. Brugger’s total compensation and each of the major elements of Mr. Brugger’s compensation for 2009 were generally below the median of the various competitive sets as he assumed the role of chief executive officer in September of 2008. Since Mr. Brugger was assuming the chief executive officer role for the first time, our Compensation Committee believed that the established compensation was appropriate.

Securities and Exchange Commission

Mr. Williams’ total compensation and each of the major elements of that total compensation is either the second or third highest of the four members of his primary competitive set. Due to differences in compensation practices for lodging REIT chief operating officers and other REIT chief operating officers, while he is approximately at the median of his primary competitive set (which consists only of lodging REIT chief operating officers), he is one of the highest paid members of the secondary competitive set, which results in his being at the 75th percentile of the combined competitive set. In general, our Compensation Committee believes the competitive data for Mr. Williams is less relevant because few of our competitors have an officer with similar responsibilities (i.e., responsible for both acquisitions and operations). The Compensation Committee concluded that the compensation data therefore is not a reliable indicator of market compensation and our Committee believes that Mr. Williams’ compensation is appropriate in light of his responsibilities and significant knowledge gained over his nearly three decades of experience in the lodging industry.
Both Messrs. Mahoney and Schecter receive total compensation that is approximately at the 25th percentile of our combined competitive sets. Their cash compensation (base salary and bonus) are at the lower end of each of the competitive sets while their equity compensation is closer to the median. Mr. Mahoney’s total compensation and each of the key elements of Mr. Mahoney’s compensation for 2009 were generally below the median of the various competitive sets as he was promoted to Chief Financial Officer in September of 2008. Upon his promotion, the Compensation Committee determined that his compensation should appropriately be at the lower end of the competitive set because the other chief financial officers within the competitive set had more experience as they had each been chief financial officers of their respective companies for a longer period of time. Mr. Schecter’s position and responsibilities did not change during the past year, so the Compensation Committee made only a small compensation adjustment, in view of the challenging economic environment.
Cash Incentive Compensation Program, page 16
4.	We note that the bonus formula describes payouts as a percentage of the “target bonus” for the corporate metric. For example, achievement of the corporate metric at the threshold level of performance pays 50% of the target bonus for such metric. Please tell us the target bonus amounts established for 2008 and 2009. It is not clear whether the targets for the corporate metric are the same as the percentages of base salary described on page 18.
Response:
We concur with the Staff’s comment that our future disclosure should be clarified to better explain the cash incentive compensation program to our investors.
The chart on page 18 of the Schedule 14A identifies the potential bonus (as a percentage of base salary) that could be earned by each named executive officer for 2008; the threshold, target and maximum bonus percentages (each as a percentage of base salary) are the same for 2009 as for 2008. For example, in 2008 Mr. Brugger could have received a bonus of anywhere from zero (for performance that was less than the threshold) to $675,000 (for performance that exceeded the maximum targets), with a target bonus of 100% of his base salary (or $450,000). The 2008 bonus was determined by the Compensation Committee by reference to the 2008 Cash Incentive Compensation Program, which was established in the first quarter of 2008. Under the 2008 Cash Incentive Compensation Program, as described on pages 16 and 17 of the Schedule 14A, each named executive officer was paid a bonus based on his achievement of certain individual objectives (“Personal MBO’s”) and on whether the Company achieved its budgeted Adjusted Funds from Operations (“Adjusted FFO”) per share for 2008. For each of the named executive officers, the 2008 bonus program was weighted 30% for the Personal MBO’s and 70% for achievement of the Company’s budgeted 2008 Adjusted FFO per share.

Securities and Exchange Commission

For example, Mr. Brugger had a target bonus of 100% of his 2008 base salary, with a range from zero to 150% of his base salary. Thus, for the 70% of his bonus associated with the achievement of the Company’s budgeted Adjusted FFO per share, Mr. Brugger could have earned for 2008 anywhere from zero (if the Company’s adjusted FFO was less than $1.48 per share) to 105% of his base salary (the bonus maximum, or 150%, multiplied by the 70% plan weighting) if the Company’s Adjusted FFO was greater than $1.72 per share. And, for the 30% of his bonus associated with Mr. Brugger’s Personal MBO’s, he could have earned for 2008 anywhere from zero (if the Compensation Committee concluded that he failed to satisfy his Personal MBO’s) to 45% of his base salary (the bonus maximum, or 150%, multiplied by the 30% plan weighting) if the Compensation Committee concluded that he exceeded his Personal MBO’s.
We believe that all of the foregoing information was correctly disclosed in our Schedule 14A; however, we will endeavor to simplify the disclosure in future filings to minimize any possible future misunderstandings.
5.	We note that part of the cash incentive compensation is based upon qualitative performance factors, such as the 2008 objectives listed on page 17, and that each executive officer was required to prepare a report for the compensation committee that stated whether they achieved those objectives. We further note that in light of its assessment of the achievement of those objectives, the committee determined to award each executive 90% of the maximum payout of the individual component. Please describe in more detail how the committee measured achievement of the individual objectives and how individual performance was tied to the actual payout. Provide this disclosure in your future filings and tell us how you plan to comply.
Response:
We will comply with the Staff’s comment in all future filings. We would propose to add more detail as to how the Committee arrived at its calculation of the individual component of the cash incentive compensation to the Schedule 14A that we will file in 2010. As our 2009 bonuses have not been determined at the present time, we cannot provide a draft of the proposed disclosure. However, to provide an example of the disclosure, we have redrafted the paragraph found on page 18 of our 2008 Schedule 14A under the section “Compensation Discussion and Analysis — Senior Executive Compensation — 2 Cash Incentive Compensation Program” to incorporate the Staff’s comments:
In 2008, DiamondRock’s hotels operated in very difficult operating conditions. In part due to our executives’ early focus on controlling property level expenses, we were able to achieve an AFFO per share of $1.48, which was equal to the threshold for the corporate component of the incentive compensation program.

Securities and Exchange Commission

For the individual component of the incentive compensation program, the Compensation Committee requested each of the executives to prepare a report as to whether they achieved their individual business objectives and the Compensation Committee asked the chief executive officer to provide his assessment of each officer and a self-assessment of his own performance. Following the review of the reports and a detailed discussion with the chief executive officer regarding each of the other officers, the Compensation Committee concluded that the executives competently completed all of the individual objectives except for the joint objective of achieving the 2008 budget and that it would be appropriate to pay incentive compensation to each executive at a level equal to 90% of the maximum payout for the individual component of each executive’s bonus. The Compensation Committee deducted 10% of the maximum payout in recognition of the difficult and challenging industry economic environment.
Form 10-Q for the fiscal quarter ended September 11, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-based Compensation, page 27
6.	Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, al1 non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.
Response:
We agree with the Staff’s comment and will revise any references to accounting standards to incorporate the FASB Accounting Standards Codification in all future filings.
Item 6. Exhibits
Exhibits 31.1 and 31.2
7.	We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-Q to include the entire introductory language addressing internal control over financial reporting as required in paragraph 4. Please note that certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Your amendment should include the entire report and new, corrected certifications as set forth in Item 601(b)(31) of Regulation SK. Please also amend your Forms 10-Q for the fiscal quarters ended June 19, 2009 and March 27, 2009 as well.
Response:
We will amend the Form 10-Q for the fiscal quarters ending March 27, 2009, June 19, 2009 and September 11, 2009 to include the entire introductory language addressing internal controls over financial reporting as required in paragraph 4 of Item 601(b)(31) of Regulation S-K.
* * *

Securities and Exchange Commission

On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1170, by facsimile transmission at 240-744-1199 or by e-mail at michael.schecter@drhc.com.
Sincerely,
/s/ Michael Schecter
Michael Schecter
Executive Vice President, General Counsel and
Corporate Secretary

Cc:	Mark W. Brugger
Sean M. Mahoney
(DiamondRock Hospitality Company)

Suzanne Lecaroz
Heather Zuzenak
(Goodwin Procter LLP)